FOR IMMEDIATE RELEASE	Exhibit 12.1

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4430

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Posts Record Second Quarter Results

Revenue $294 million; Operating Income $27.4 million; EPS $.44

FREMONT, Calif. and ROMANEL-SUR-MORGES, Switzerland – Oct. 21, 2003 – Logitech International (Nasdaq:LOGI)(Switzerland: LOGN) today announced that sales for its second fiscal quarter of 2004, ended September 30, 2003, were $294 million, up 17 percent from $252 million in the same quarter last year. Operating income was $27.4 million, up from $25.7 million last year. Net income for the quarter was $21.2 million ($0.44 per share), up slightly from $21 million ($0.42 per share) in Q2, 2003.

Gross margin rebounded in the second quarter to 31.5 percent, compared with 27.8 percent during this year’s first fiscal quarter – an improvement of 370 basis points.

Q2, 2004 was Logitech’s strongest-ever second quarter, with revenue and operating income exceeding its expectations. The strong Q2 revenue results were largely due to robust OEM sales, which were up by 45 percent over Q2 of the prior year. Retail sales of Logitech products also grew – up 11 percent over the same quarter last year. The sequential improvement in gross margin was a significant factor for the higher-than-expected operating income.

“We’re very pleased with our performance for the second quarter,” said Guerrino De Luca, Logitech’s president and chief executive officer. “Our record sales, solid profitability and improved margins for Q2 clearly indicate that our growth initiatives and product-cost improvements are working.

“Our OEM revenue was the highest ever, driven by sales to Sony of the EyeToy™ Camera and the USB Headset for the Sony® PlayStation®2, and by the appeal of our products that enable personal computer producers and marketers to differentiate their systems with innovative, high-quality interface products.

“For key Logitech retail products – such as cordless mice, gaming peripherals for consoles and PCs, PC speakers and headsets, and webcams – we were able to deliver significant growth, and defend or gain market share in a vibrant and extremely competitive market.”

Highlights of Logitech’s second quarter include:

•	Record performance for Logitech’s console-gaming peripherals, representing the Company’s highest level of sales and unit shipments – sales for these products more than tripled compared to the same quarter last year

•	Retail sales of Logitech-branded speakers more than doubled over Q2 of last year

•	Retail sales of webcams increased by 36 percent over Q2 of last year

•	Cash flow from operations was $31 million for Q2, 2004, up $20 million compared with the same quarter a year ago

•	Celebration of a key milestone – shipment of the Company’s 500 millionth mouse

•	Successful launch of the Company’s first-ever television advertising campaign, which is integrated with print and Web advertising

•	Introduction of innovative keyboard and mouse products with a wireless hub for Bluetooth® connectivity – the products provide interoperability between a desktop PC and Bluetooth mobile phones, PDAs, headsets and printers

•	Introduction of compelling new retail products, including cordless mice, PC speakers, cordless headsets and gaming peripherals for PCs and consoles

For the fiscal year 2004, ending March 31, 2004, the Company reaffirmed its targets for 10 percent growth in revenue and 15 percent growth in operating income, over FY 2003.

“Logitech’s stated sales and operating income goals for our full fiscal year are unchanged,” Mr. De Luca said. “In the face of intense competition, our Q2 performance is yet another example of the ability of Logitech’s people to fight and win. Our priority is to continue to drive growth and market share, while balancing profitability and gross margin. Based on the momentum we see now from initiatives begun in the first half of the fiscal year, we believe our operating income growth goal of 15 percent, while ambitious, is attainable.”

Logitech also announced that its board of directors has approved a new Share Buyback Program, which allows the Company to spend up to 40 million Swiss francs (approximately U.S. $30 million) on the purchase of Logitech shares, over the next twelve months.

To discuss its earnings results for Q2 of fiscal 2004 and its outlook for the full fiscal year ending March 31, 2004, Logitech will conduct a teleconference today at 9:00 a.m. PDT/12:00 p.m. EDT/18:00 Central European Time. A live webcast of the teleconference will be accessible at http://www.logitech.com. A replay of this teleconference will be made available on the Logitech Web site. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded in Switzerland on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding Logitech’s expected revenue and operating income for fiscal 2004 and the effectiveness of the Company’s growth initiatives and product-cost improvements. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include Logitech’s ability to continue to implement product cost improvements, the sales mix of our higher and lower margin retail and OEM products, an increase in the amount or frequency of price reductions and promotions in response to competition, the timing of new product introductions by Logitech and its competitors and their acceptance by the market, our ability to match production to demand and coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars)—Unaudited

CONSOLIDATED BALANCE SHEETS	September 30, 2003	March 31, 2003	September 30, 2002
Current assets
Cash and cash equivalents	$196,904	$218,734	$153,272
Accounts receivable	216,766	181,644	181,426
Inventories	133,388	124,123	131,545
Other current assets	38,564	38,762	35,386

Total current assets	585,622	563,263	501,629
Investments	16,137	1,458	2,157
Property, plant and equipment	37,842	38,914	38,706
Intangible assets
Goodwill	108,615	108,615	108,615
Other intangible assets	15,116	17,523	19,939
Other assets	7,595	8,529	13,066

Total assets	$770,927	$738,302	$684,112

Current liabilities
Short-term debt	$10,340	$10,102	$7,103
Accounts payable	160,076	129,326	138,226
Accrued liabilities	103,919	98,134	86,474

Total current liabilities	274,335	237,562	231,803
Long term debt	132,960	131,615	119,002
Other liabilities	3,539	3,563	3,516

Total liabilities	410,834	372,740	354,321
Shareholders’ equity	360,093	365,562	329,791

Total liabilities and shareholders’ equity	$770,927	$738,302	$684,112

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars, except share and per share / ADS)—Unaudited

	Quarter Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2003	2002
Net sales	$293,593	$251,764
Cost of goods sold	201,131	165,831

Gross profit	92,462	85,933

% of net sales	31.5%	34.1%
Operating expenses :
Marketing and selling	39,483	35,942
Research and development	14,541	13,730
General and administration	11,019	10,590

Total operating expenses	65,043	60,262

Operating income	27,419	25,671
Interest expense, net	(1,104)	(57)
Other income, net	190	634

Income before income taxes	26,505	26,248
Provision for income taxes	5,301	5,241

Net income	$21,204	$21,007

Shares used to compute net income per share and ADS:
Basic	45,669,184	46,133,400
Diluted	50,093,710	51,593,417
Net income per share and ADS:
Basic	$0.46	$0.46
Diluted	$0.44	$0.42

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars, except share and per share / ADS)—Unaudited

	Six Months Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2003	2002
Net sales	$511,785	$446,828
Cost of goods sold	358,685	294,583

Gross profit	153,100	152,245

% of net sales	29.9%	34.1%
Operating expenses :
Marketing and selling	67,515	66,214
Research and development	29,136	26,633
General and administration	21,177	21,112

Total operating expenses	117,828	113,959

Operating income	35,272	38,286
Interest expense, net	(1,353)	(269)
Other income (expense), net	(293)	1,708

Income before income taxes	33,626	39,725
Provision for income taxes	6,725	7,936

Net income	$26,901	$31,789

Shares used to compute net income per share and ADS:
Basic	45,705,656	46,099,641
Diluted	50,411,144	52,087,994
Net income per share and ADS:
Basic	$0.59	$0.69
Diluted	$0.56	$0.63

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars)—Unaudited

	Quarter Ended September 30		Six months Ended September 30
SUPPLEMENTAL FINANCIAL AND OTHER INFORMATION	2003	2002	2003	2002
Depreciation	$6,762	$5,840	$12,623	$11,889
Amortization of other acquisition-related intangibles	1,295	1,277	2,672	2,530
Operating income	27,419	25,671	35,272	38,286
Operating income before depreciation and amortization	35,476	32,788	50,567	52,705
Capital expenditures	5,031	6,359	11,804	15,474